Aurus Advisors, Inc.
Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2015

Net Capital		
Total stockholders' equity	$	108,363
Less: Non-allowable assets		
Accounts receivable		73,494
Warrants receivable		475
Other assets - warrants		4,988
Total non-allowable assets		78,957
Net Capital		29,406
Net minimum capital requirement of 6 2/3% of aggregate		
indebtedness of $79,288 or $5,000, whichever is greater		5,286
Excess Net Capital	$	24,120

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5 as of December 31, 2015)

Net capital, as reported in Company's Part II of Form X-17-A-5 as of December 31, 2015	$	29,406
Increase in stockholders' equity		4,000
Increase in non-allowable accounts receivable		(4,000)
Net capital per above computation	$	29,406

See accompanying notes to the financial statements.

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